ARTICLES OF INCORPORATION

OF

E-BIZ SOLUTIONS, INC.

KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a Corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:

ARTICLE I - NAME: The exact name of this Corporation is:

E-biz solutions, inc.

ARTICLE II - RESIDENT AGENT:

The Resident Agent of the Corporation is Max C. Tanner, Esq., The Law Offices of Max C. Tanner, 2950 East Flamingo Road, Suite G, Las Vegas, Nevada 89121.

ARTICLE III - DURATION: The Corporation shall have perpetual existence.

ARTICLE IV - PURPOSES: The purpose, object and nature of the business for which this Corporation is organized are:

   (a) To engage in any lawful activity;

   (b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE V - POWERS: The powers of the Corporation shall be those powers granted by 78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the Corporation shall have the following specific powers:

   (a) To elect or appoint officers and agents of the Corporation and to fix their compensation;

   (b) To act as an agent for any individual, association, partnership, corporation or other legal entity;

   (c) To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, or governments;

<PAGE>   2

   (d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus;

   (e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes, and in time of war, to make donations in aid of war activities.

ARTICLE VI - CAPITAL STOCK:

   Section 1. Authorized Shares. The total number of shares which this Corporation is authorized to issue is 25,000,000 shares of Capital Stock at $.001 par value per share as set forth in subsections (a) and (b) of this Section 1 of Article VI.

            (a) The total number of shares of Common Stock which this Corporation is authorized to issue is 20,000,000 shares at $.001 par value per share.

            (b) The total number of shares of Preferred Stock which this Corporation is authorized to issue is 5,000,000 shares at $.001 par value per share, which Preferred Stock may contain special preferences as determined by the Board of Directors of the Corporation, including, but not limited to, the bearing of interest and convertibility into shares of Common Stock of the Corporation.

   Section 2. Voting Rights of Shareholders. Each holder of the Common

Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Section 4. Pre-emptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing

such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

ARTICLE VII - ASSESSMENT OF STOCK: The capital stock of this Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the Corporation and shall not be liable for assessments to restore impairments in the capital of the Corporation.

ARTICLE VIII - DIRECTORS: For the management of the business, and for the conduct of the affairs of the Corporation, and for the future definition, limitation, and regulation of the powers of the Corporation and its directors and shareholders, it is further provided:

Section 1. Size of Board. The members of the governing board of the Corporation shall be styled directors. The number of directors of the Corporation, their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties shall be such as are prescribed by statute and in the by-laws of the Corporation. The name and post office address of the directors constituting the first board of directors, which shall be One (1) in number are:

NAME   ADDRESS

Max C. Tanner   2950 East Flamingo Road
                              Suite G
                              Las Vegas, NV 89121

Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a)   To make, alter, amend, and repeal the By-Laws subject to the power of the shareholders to alter or repeal the By-Laws made by the Board of Directors.

(b)   Subject to the applicable provisions of the By Laws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to shareholder inspection. No shareholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until

authorized to do so by resolution of the Board of Directors or of the Shareholders of the Corporation;

(c)   To issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the board of directors without vote or consent of the shareholders and the judgment of the board of directors as to value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

(d)   To authorize and issue, without shareholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(e)   To determine whether any and, if so, what part, of the earned surplus of the Corporation shall be paid in dividends to the shareholders, and to direct and determine other use and disposition of any such earned surplus;

(f)   To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(g)   To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participation.

(h)   To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the By-Laws, shall have and may exercise the powers of the Board;

(i)   To provide for the reasonable compensation of its own members by By-Law, and to fix the terms and conditions upon which such compensation will be paid;

(j)   In addition to the powers and authority herein before, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the By-Laws of the Corporation.

Section 3. Interested Directors. No contract or transaction between this Corporation

<PAGE>   5

and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of N.R.S. 78.140 are met.

ARTICLE IX - LIMITATION OF LIABILITY OF OFFICERS OR DIRECTORS: The personal liability of a director or officer of the corporation to the corporation or the Shareholders for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

ARTICLE X - INDEMNIFICATION: Each director and each officer of the corporation may be indemnified by the corporation as follows:

(a)   The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the

corporation, or is or was serving at the request of the
corporation as a director, officer, employee or agent of another
corporation, partnership, joint venture, trust or other
enterprise, against expenses (including attorneys' fees),
judgments, fines and amounts paid in settlement, actually and
reasonably incurred by him in connection with the action, suit
or proceeding, if he acted in good faith and in a manner which
he reasonably believed to be in or not opposed to the best
interests of the corporation and with respect to any criminal
action or proceeding, had no reasonable cause to believe his
conduct was unlawful. The termination of any action, suite or
proceeding, by judgment, order, settlement, conviction or upon a
plea of nolo contendere or its equivalent, does not of itself
create a presumption that the person did not act in good faith
and in a manner which he reasonably believed to be in or not
opposed to the best interests of the corporation, and that, with
respect to any criminal action or proceeding, he had reasonable
cause to believe that his conduct was unlawful.

(b)   The corporation may indemnify any person who was or is a party,
or is threatened to be made a party, to any threatened, pending
or completed action or suit by or in the right of the
corporation, to procure a judgment in its favor by reason of the
fact that he is or was a director, officer, employee or agent of
the corporation, or is or was serving at the request of the
corporation as a director, officer, employee or agent of another
corporation, partnership, joint

venture, trust or other enterprise against expenses including
amounts paid in settlement and attorneys' fees actually and
reasonably incurred by him in connection with the defense or
settlement of the action or suit, if he acted in good faith and
in a manner which he reasonably believed to be in or not opposed
to the best interests of the corporation. Indemnification may
not be made for any claim, issue or matter as to which such a
person has been adjudged by a court of competent jurisdiction,
after exhaustion of all appeals there from, to be liable to the
corporation or for amounts paid in settlement to the
corporation, unless and only to the extent that the court in
which the action or suit was brought or other court of competent
jurisdiction determines upon application that in view of all the
circumstances of the case the person is fairly and reasonably
entitled to indemnity for such expenses as the court deems
proper.

(c)   To the extent that a director, officer, employee or agent of a
corporation has been successful on the merits or otherwise in
defense of any action, suit or proceeding referred to in
subsections (a) and (b) of this Article, or in defense of any
claim, issue or matter therein, he must be indemnified by the
corporation against expenses, including attorney's fees,
actually and reasonably incurred by him in connection with the
defense.

(d)   Any indemnification under subsections (a) and (b) unless ordered
by a court or advanced pursuant to subsection (e), must be made
by the corporation only as authorized in the specific case upon
a determination that indemnification of the director, officer,
employee or agent is proper in the circumstances. The
determination must be made:

        (i)   By the stockholders;

        (ii)   By the board of directors by majority vote of a quorum
                consisting of directors who were not parties to the act,
                suit or proceeding;

        (iii)   If a majority vote of a quorum consisting of directors
                who were not parties to the act, suit or proceeding so
                orders, by independent legal counsel in a written
                opinion; or

        (iv)   If a quorum consisting of directors who were not parties
                to the act, suit or proceeding cannot be obtained, by
                independent legal counsel in a written opinion.

(e)   Expenses of officers and directors incurred in defending a civil
or criminal action, suit or proceeding must be paid by the
corporation as they are incurred and in advance of the final
disposition of the action, suit or proceeding, upon receipt of
an undertaking by or on behalf of the director or officer to
repay the amount if it is ultimately determined by a court of
competent jurisdiction that he is not entitled to be indemnified

by the corporation. The provisions of this

subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(f)   The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(i)   Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii)   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI - PLACE OF MEETING; CORPORATE BOOKS: Subject to the laws of the State of Nevada, the shareholders and the Directors shall have power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the By-Laws or by appropriate resolution.

ARTICLE XII - AMENDMENT OF ARTICLES: The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and shareholders are granted subject to this reservation.

ARTICLE XIII - INCORPORATOR: The name and address of the sole incorporator signing these Articles of Incorporation is as follows:

NAME   POST OFFICE ADDRESS

Max C. Tanner   2950 East Flamingo Road, Suite G
                            Las Vegas, Nevada 89121

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 27th day of January, 1997.

                            Max C. Tanner

STATE OF NEVADA   )

COUNTY OF CLARK   )

On January 27, 1997, personally appeared before me, a Notary Public, Max C. Tanner, who acknowledged to me that he executed the foregoing Articles of Incorporation for E-biz solutions, inc., a Nevada corporation.

                            Notary Public

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-3.1.2
<SEQUENCE>3
<DESCRIPTION>EXHIBIT 3.1.2
<TEXT>

EXHIBIT 3.1.2

CORPORATE ACCESS NUMBER
20751981

ALBERTA
GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

JAWS TECHNOLOGIES INC.
WAS INCORPORATED IN ALBERTA

ON SEPTEMBER 18, 1997.

[GOVERNMENT OF ALBERTA SEAL]

Registrar of Corporations

BUSINESS CORPORATIONS ACT
(Section 6)

ALBERTA   FORM 1
Consumer and
Corporate Affairs   ARTICLES OF INCORPORATION

---

1.   Name of Corporation:
          JAWS TECHNOLOGIES INC.

---

2.   THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS
          AUTHORIZED TO ISSUE:
          SEE ATTACHED SCHEDULE "A".

---

3.   RESTRICTIONS ON SHARE TRANSFERS (IF ANY):
          NO SHARES OF THE CORPORATION SHALL BE TRANSFERRED WITHOUT THE
          APPROVAL OF THE BOARD OF DIRECTORS BY RESOLUTION PASSED AT A DULY
          CONSTITUTED MEETING OF THE BOARD.

---

4.   NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE
          CORPORATION MAY HAVE:
          MINIMUM OF ONE (1) AND A MAXIMUM OF TEN (10)

---

5.   IF THE CORPORATION IS RESTRICTED FROM CARRYING ON A CERTAIN
          BUSINESS, OR RESTRICTED TO CARRYING ON A CERTAIN BUSINESS, SPECIFY
          THE RESTRICTION(S):
          None

---

6.   OTHER RULES OR PROVISIONS (IF ANY):
          As per Schedule "B"

---

7.   DATE: SEPTEMBER 17, 1997

INCORPORATORS NAMES: K.E. STAROZIK (SOLICITOR)

ADDRESS: #400, 1010-8 AVE SW, CALGARY, ALBERTA`
SIGNATURE: _____

<PAGE>   3

SCHEDULE "A"

The Class "A", "B" and "C" common shares shall have the following rights, privileges and conditions attached to them:

(a) the right to receive notice, attend and to vote at any meeting of shareholders of the Corporation;

(b) to receive any dividend declared by the Corporation;

(c) to receive the remaining property of the Corporation on dissolution.

The Class "D" and "E" shall have the following rights, privileges, restrictions and conditions attached to them:

(a) the right to receive any dividend declared by the Corporation;

(b) the right to share pro-rata with the holders of Class "A", Class "B" and Class "C" common shares the remaining property of the Corporation on dissolution.

The holder of Class "D" and "E" common shares shall not have the right to receive notice, attend or to vote at any meeting of shareholders of the Corporation.

The directors may declare such dividends as there may be determined from time to time to any or all classes of common shares, and if they so determine to the exclusion of any other class.

The Class "F", "G" and "H" preferred shares shall have the following rights, privileges, restrictions and conditions attached to them:

(a) the holders of Class "F" preferred shares shall have the right to receive notice, vote and attend at any meeting of the shareholders of the Corporation;

(b) the Corporation, at the opinion of the Board of Directors, may redeem or repurchase at any time any part of the then outstanding Class "F" preferred shares on payment for each share to be redeemed or purchased for an amount equal to the redemption value, being $1,000.00 per share plus declared but unpaid dividends (hereinafter referred to as "the Redemption Value");

(c) the holder of Class "F" preferred shares, upon ten (10) days notice, may request that some or all of his shares be redeemed in which case the Corporation shall pay the holder the Redemption Value thereof at the time he presents to the registered office of the Corporation the share certificate or certificates that he seeks to redeem;

<PAGE>   4

(d) the holders of Class "F" preferred shares shall not be entitled to any preferential dividend except in the event that the Corporation is in default of redemption and to that extent and from the date thereof, there shall attach a fixed preferential cumulative cash dividend at the rate of ten (10%) percent of the Redemption Value;

(e) no dividend shall be paid on shares other than the Class "F" preferred shares so as to reduce the value of the Class "F" preferred shares below their Redemption Value;

(f) the Class "F" preferred shares shall not be redeemed or purchased by the Corporation for cancellation for an amount in excess of the Redemption Value or for an amount less than the lesser of the Redemption Value and the realizable value of the net assets of the Corporation;

(g) in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of Class "F" preferred shares shall be entitled to receive from the assets and property of the Corporation, in priority to any distribution to the holders of the common shares, a sum equivalent to the full Redemption Value in respect of each Class "F" preferred share held by them, before any amount shall be paid or property or assets of the Corporation distributed. The holders of

Class "F" preferred shares shall not be entitled to share in any further distribution of the assets or the property of the Corporation;

(h) the stated capital of the Class "F" preferred share or shares shall be determined by the Directors at the time of allotment;

(i) the rights attaching to the Class "F" preferred shares shall only be amended upon the passing of a Special Resolution as defined by the Alberta Business Corporations Act.

Class "G" Preferred Shares

(a) the holders of Class "B" preferred shares shall have the right to receive notice, vote and attend at any meeting of the shareholders of the Corporation;

(b) the Corporation, at the option of the Board of Directors, may redeem or repurchase at any time any part of the them outstanding Class "G" preferred shares on payment for each share to be redeemed or purchased for an amount equal to the redemption value, being $1,000.00 per share plus declared but unpaid dividends (hereinafter referred to as "the Redemption Value");

<PAGE> 5

(c) holder of Class "G" preferred shares, upon ten (10) days notice, may request that some or all of his shares be redeemed in which case the Corporation shall pay the holder the Redemption Value thereof at the time he presents to the registered office of the Corporation the share certificate or certificates that he seeks to redeem;

(d) the holders of Class "G" preferred shares shall not be entitled to any preferential dividend except in the event that the Corporation is in default or redemption and to that extent and form the date thereof, there shall attach a fixed preferential cumulative cash dividend at the rate of ten (10%) percent of the Redemption Value;

(e) no dividend shall be paid on shares other than the Class "G" preferred shares so as to reduce the value of the Class "G" preferred shares below their Redemption Value;

(f) the Class "G" preferred shares shall not be redeemed or purchased by the Corporation for cancellation for an amount in excess of the Redemption Value and the realizable value of the net assets of the Corporation;

(g) in the event of liquidation, dissolution or winding up of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class "G" preferred shares shall be entitled to receive from the assets and property of the Corporation, in priority to any distribution to the holders of the common shares, a sum equivalent to the full Redemption Value in respect of each Class "G" preferred share held by them, before any amount shall be paid or property or assets of the Corporation distributed. The holders of Class "B" preferred shares shall not be entitled to share in any further distribution of the assets or the property of the Corporation;

(h) the stated capital of the Class "G" preferred share or shares shall be determined by Directors at the time of allotment;

(i) the rights attaching to the Class "G" preferred shares shall only be amended upon the passing of a Special Resolution of the holders thereof, being a Special Resolution as defined by the Alberta Business Corporations Act;

(j) upon the death, liquidation, winding up or bankruptcy or a holder thereof other than a transfer on death or otherwise to a spouse or a trust in favour of only one spouse, the Class "G" preferred shares shall be converted into a similar number of Class "H" preferred shares and the Class "G" preferred shares shall thereafter be cancelled and returned to Treasury.

<PAGE> 6

Class "H" Preferred Shares

(a) the Class "H" preferred Shares shall not be entitled to receive a notice, vote or attend at any meeting of the shareholders of the

Corporation;

(b) the Corporation, at the option of the Board of Directors, may redeem or repurchase at any time any part of the then outstanding Class "H" preferred shares on payment for each share to be redeemed or purchased for an amount equal to the redemption value, being $1,000.00 per share plus declared but unpaid dividends (hereinafter referred to as "the Redemption Value");

(c) the holders of the Class "H" preferred shares shall be entitled to non-cumulative preferential dividend at a rate to be determined by the Board of Directors and in the event that the Corporation is in default of redemption and to that extent and from the date thereof ,shall attach a fixed preferential cumulative cash dividend at the rate of ten (10%) percent of the Redemption Value;

(d) no dividend shall be paid on shares other than the Class "H" preferred shares so as to reduce the value of the Class "H" preferred shares so as to reduce the value of the Class "H" preferred shares below their Redemption Value;

(e) the Class "H" preferred shares shall not be redeemed or purchased by the Corporation for cancellation for an amount in excess of the Redemption Value or for an amount less than the lesser of the Redemption Value and the realizable value of the net assets of the Corporation;

(f) in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class "H" preferred shares shall be entitled to receive from the assets and property of the Corporation, in priority to any distribution to the holders of the common shares, a sum equivalent to the full Redemption Value in respect of each Class "H" preferred share held by them, before any amount shall be paid or property or assets of the Corporation distributed. The holders of Class "H" preferred shares shall not be entitled to share in any further distribution of the assets or the property of the Corporation;

(g) the stated capital of the Class "H" preferred shares shall be determined by the Directors at the time of allotment;

(h) the rights attaching to the Class "H" preferred shares shall only be amended upon the passing of a Special Resolution of the holders thereof, being a Special Resolution as defined by the Alberta Business Corporations Act.

<PAGE>   7

SCHEDULE "B"

1.   The number of shareholders of the Corporation is limited to not more than fifty (50) persons, exclusive of persons who are in its employment or persons who, having been formerly in the employment of the Corporation have continues to be shareholders; two (2) or more persons who are the joint registered owners of one (1) or more shares being counted as one (1) shareholder.

2.   The directors and/or shareholders by unanimous resolution may hold meetings by telephone as and when required so long as such meetings are documented in writing within a reasonable time thereafter.

3.   Any invitation to the public to subscribe for any securities of the Corporation is prohibited.

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-3.2.1
<SEQUENCE>4
<DESCRIPTION>EXHIBIT 3.2.1
<TEXT>

<PAGE>   1
                                                          EXHIBIT 3.2.1

BY-LAWS OF

E-BIZ SOLUTIONS INC.

ARTICLE I

SHAREHOLDERS

Section 1.01 Annual Meeting. The annual meeting of the shareholders shall be held at such date and time as shall be designated by the board of directors and stated in the notice of the meeting or in a duly-executed waiver of notice thereof. If the corporation shall fail to provide notice of the annual meeting of the shareholders as set forth above, the annual meeting of the shareholders of the corporation shall be held during the month of November or December of each year as determined by the Board of Directors, for the purpose of electing directors of the corporation to serve during the ensuing year and for the transaction of such other business as may properly come before the meeting. If the election of the directors is not held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the president shall cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.

Section 1.02 Special Meetings. Special meetings of the shareholders may be called by the president or the Board of Directors and shall be called by the president at the written request of the holders of not less than 51% of the issued and outstanding shares of capital stock of the corporation.

All business lawfully to be transacted by the shareholders may be transacted at any special meeting at any adjournment thereof. However, no business shall be acted upon at a special meeting, except that referred to in the notice calling the meeting, unless all of the outstanding capital stock of the corporation is represented either in person or by proxy. Where all of the capital stock is represented, any lawful business may be transacted and the meeting shall be valid for all purposes.

Section 1.03 Place of Meetings. Any meeting of the shareholders of the corporation may be held at its principal office in the State of Nevada or such other place in or out of the United States as the Board of Directors may designate. A waiver of notice signed by the shareholders entitled to vote may designate any place for the holding of such meeting.

Section 1.04 Notice of Meetings.

(a) The secretary shall sign and deliver to all shareholders of record written or printed notice of any meeting at least ten (10) days, but not more than sixty (60) days, before the date of such meeting; which notice shall state the place, date and time of the meeting, the general nature of the business to be transacted, and, in the case of any meeting at which directors are to be elected, the names of nominees, if any, to be presented for election.

(b) In the case of any meeting, any proper business may be presented for action, except that the following items shall be valid only if the general nature of the proposal is stated in the notice or written waiver of notice:

(1) Action with respect to any contract or transaction between the corporation and one or more of its directors or another firm, association, or corporation in which one or more of its directors has a material financial interest;

(2) Adoption of amendments to the Articles of Incorporation; or

(3) Action with respect to the merger, consolidation, reorganization, partial or complete liquidation, or dissolution of the corporation.

(c) The notice shall be personally delivered or mailed by first class mail to each shareholder of record at the last known address thereof, as the same appears on the books of the corporation, and the giving of such notice shall be deemed delivered the date the same is deposited in the United States mail, postage prepaid. If the address of any shareholder does not appear upon the books of the corporation, it will be sufficient to address any notice to such shareholder at the principal office of the corporation.

(d) The written certificate of the person calling any meeting, duly sworn, setting forth the substance of the notice, the time and place the notice was mailed or personally delivered to the several shareholders, and the addresses to which the notice was mailed shall be prima facie evidence of the manner and fact of giving such notice.

Section 1.05 Waiver of Notice. If all of the shareholders of the

corporation shall waive notice of a meeting, no notice shall be required, and, whenever all of the shareholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

Section 1.06 Determination of Shareholders of Record.

(a) The Board of Directors may at any time fix a future date as a record date for the determination of the shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action. The record date so fixed shall not be more than sixty (60) days prior to the date of such meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution or allotment of rights, or to exercise their rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

(b) If no record date is fixed by the Board of Directors, then (1) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which written consent is given; and (3) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 1.07 Quorum: Adjourned Meetings.

(a) At any meeting of the shareholders, a majority of the issued and outstanding shares of the corporation represented in person or by proxy, shall constitute a quorum.

(b) If less than a majority of the issued and outstanding shares are represented, a majority of shares so represented may adjourn from time to time at the meeting, until holders of the amount of stock required to constitute a quorum shall be in attendance. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called. When a shareholders' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than ten (10) days in which event notice thereof shall be given.

Section 1.08 Voting.

(a) Each shareholder of record, such shareholder's duly authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such shareholder's name on the books of the corporation on the record date.

(b) Except as otherwise provided herein, all votes with respect to shares standing in the name of an individual on the record date (included pledged shares) shall be cast only by that individual or such individual's duly authorized proxy or attorney-in-fact. With respect to shares held by a representative of the estate of a deceased shareholder, guardian, conservator, custodian or trustee, votes may be cast by such holder upon proof of capacity, even though the shares do not stand in the name of such holder. In the case of shares under the control of a receiver, the receiver may cast votes carried by such shares even though the shares do not stand in the name of the receiver provided that the order of the court of competent jurisdiction which appoints the receiver contains the authority to cast votes carried by such shares. If shares stand in the name of a minor, votes may be cast only by the duly-appointed guardian of the estate of such minor if such guardian has provided the corporation with written notice and proof of such appointment.

(c) With respect to shares standing in the name of a corporation on the record date, votes may be cast by such officer or agents as the by-laws of such corporation prescribe or, in the absence of an applicable by-law provision, by such person as may be appointed by resolution of the Board of Directors of such corporation. In the event no person is so appointed, such votes of the corporation may be cast by any person (including the officer making the authorization) authorized to do so by the Chairman of the Board of Directors, President or any Vice President of such corporation.

(d) Notwithstanding anything to the contrary herein contained, no votes may be cast by shares owned by this corporation or its subsidiaries, if any. If shares are held by this corporation or its subsidiaries, if any, in a fiduciary capacity, no votes shall be cast with respect thereto on any matter except to the extent that the beneficial owner thereof possesses and exercises either a right to vote or to give the corporation holding the same binding instructions on how to vote.

(e) With respect to shares standing in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a shareholder voting agreement or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship respect in the same shares, votes may be cast in the following manner:

(1) If only one such person votes, the votes of such person binds all.

(2) If more than one person casts votes, the act of the majority so voting binds all.

(3) If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately as split.

(f) Any holder of shares entitled to vote on any matter may cast a portion of the votes in favor of such matter and refrain from casting the remaining votes or cast the same against the proposal, except in the case of elections of directors. If such holder entitled to vote fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

(g) If a quorum is present, the affirmative vote of holders of a majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless a vote of greater number or voting by classes is required by the laws of the State of Nevada, the Articles of Incorporation and these By-Laws.

Section 1.09 Proxies. At any meeting of shareholders, any holder of shares entitled to vote may authorize another person or persons to vote by proxy with respect to the shares held by an instrument in writing and subscribed to by the holder of such shares entitled to vote. No proxy shall

be valid after the expiration of six (6) months from the date of execution thereof, unless coupled with an interest or unless otherwise specified in the proxy. In no event shall the term of a proxy exceed seven (7) years from the date of its execution. Every proxy shall continue in full force and effect until its expiration or revocation. Revocation may be effected by filing an instrument revoking the same or a duly-executed proxy bearing a later date with the secretary of the corporation.

Section 1.10 Order of Business. At the annual shareholders meeting, the regular order of business shall be as follows:

(1) Determination of shareholders present and existence of quorum;

(2) Reading and approval of the minutes of the previous meeting or meetings;

(3) Reports of the Board of Directors, the president, treasurer and secretary of the corporation, in the order named;

(4) Reports of committee;

(5) Election of directors;

(6) Unfinished business;

(7) New business;

(8) Adjournment.

Section 1.11 Absentees Consent to Meetings. Transactions of any meeting of the shareholders are as valid as though had at a meeting duly-held after regular call and notice if a quorum is present, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy (and those who, although present, either object at the beginning of the meeting to the transaction of any business because the meeting has not been lawfully called or convened or expressly object at the meeting to the consideration of matters not included in the notice which are legally required to be included therein), signs a written waiver of notice and/or consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents, and approvals shall be filed with the corporate records and made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice if such objection is expressly made at the beginning. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, except as otherwise provided in Section 1.04(b) of these By-Laws.

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Section 1.12 Action Without Meeting. Any action which may be taken by the vote of the shareholders at a meeting may be taken without a meeting if consented to by the holders of a majority of the shares entitled to vote or such greater proportion as may be required by the laws of the State of Nevada, the Articles of Incorporation, or these By-Laws. Whenever action is taken by written consent, a meeting of shareholders needs not be called or noticed.

ARTICLE II

DIRECTORS

Section 2.01 Number, Tenure and Qualification. Except as otherwise provided herein, the Board of Directors of the corporation shall consist of at least one (1) but no more than nine (9) persons, who shall be elected at the annual meeting of the shareholders of the corporation and who shall hold office for one (1) year or until their successors are elected and qualify.

Section 2.02 Resignation. Any director may resign effective upon giving written notice to the chairman of the Board of Directors, the president, or the secretary of the corporation, unless the notice specifies a later time for effectiveness of such resignation. If the Board of Directors accepts the resignation of a director tendered to take effect at a future date, the Board or the shareholders may elect a successor to take office when the resignation becomes effective.

Section 2.03 Reduction in Number. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 2.04 Removal.

(a) The Board of Directors or the shareholders of the corporation, by a majority vote, may declare vacant the office of a director who has been declared incompetent by an order of a court of competent jurisdiction or convicted of a felony.

Section 2.05 Vacancies.

(a) A vacancy in the Board of Directors because of death, resignation, removal, change in number of directors, or otherwise may be filled by the shareholders at any regular or special meeting or any adjourned meeting thereof or the remaining director(s) by the affirmative vote of a majority thereof. A Board of Directors consisting of less than the maximum number authorized in Section 2.01 of ARTICLE II constitutes vacancies on the Board of Directors for purposes of this paragraph and may be filled as set forth above including by the election of a majority of the remaining directors. Each successor so elected shall hold office until the next annual meeting of shareholders or until a successor shall have been duly-elected and qualified.

(b) If, after the filling of any vacancy by the directors, the directors then in office

who have been elected by the shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares entitled to vote may call a special meeting of shareholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon such election of a successor.

Section 2.06 Regular Meetings. Immediately following the adjournment of, and at the same place as, the annual meeting of the shareholders, the Board of Directors, including directors newly elected, shall hold its annual meeting without notice, other than this provision, to elect officers of the corporation and to transact such further business as may be necessary or appropriate. The Board of Directors may provide by resolution the place, date and hour for holding additional regular meetings.

Section 2.07 Special Meetings. Special meetings of the Board of Directors may be called by the chairman and shall be called by the chairman upon the request of any two (2) directors or the president of the corporation.

Section 2.08 Place of Meetings. Any meeting of the directors of the corporation may be held at its principal office in the State of Nevada, or at such other place in or out of the United States as the Board of Directors may designate. A waiver or notice signed by the directors may designate any place for the holding of such meeting.

Section 2.09 Notice of Meetings. Except as otherwise provided in Section 2.06, the chairman shall deliver to all directors written or printed notice of any special meeting, at least three (3) days before the date of such meeting, by delivery of such notice personally or mailing such notice first class mail, or by telegram. If mailed, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid. Any director may waive notice of any meeting, and the attendance of a director at a meeting shall constitute a waiver of notice of such meeting, unless such attendance is for the express purpose of objecting to the transaction of business threat because the meeting is not properly called or convened.

Section 2.10   Quorum: Adjourned Meetings.

(a) A majority of the Board of Directors in office shall constitute a quorum.

(b) At any meeting of the Board of Directors where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

Section 2.11 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if a written consent thereto is signed by all of the members of the Board of Directors or of such committee. Such written consent or consents shall be filed with the minutes of the proceedings of

the Board of Directors or committee. Such action by written consent shall have the same force and effect as the unanimous vote of the Board of Directors or committee.

Section 2.12 Telephonic Meetings. Meetings of the Board of Directors may be held through the use of a conference telephone or similar communications equipment so long as all members participating in such meeting can hear one another at the time of such meeting. Participation in such a meeting constitutes presence in person at such meeting.

Section 2.13 Board Decisions. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.14   Powers and Duties.

(a) Except as otherwise provided in the Articles of

Incorporation or the laws of the State of Nevada, the Board of Directors is invested with the complete and unrestrained authority to manage the affairs of the corporation, and is authorized to exercise for such purpose as the general agent of the corporation, its entire corporate authority in such manner as it sees fit. The Board of Directors may delegate any of its authority to manage, control or conduct the current business of the corporation to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the corporation with such powers, including the power to sub-delegate, and upon such terms as may be deemed fit.

(b) The Board of Directors shall present to the shareholders at annual meetings of the shareholders, and when called for by a majority vote of the shareholders at a special meeting of the shareholders, a full and clear statement of the condition of the corporation, and shall, at request, furnish each of the shareholders with a true copy thereof.

(c) The Board of Directors, in its discretion, may submit any contract or act for approval or ratification at any annual meeting of the shareholders or any special meeting properly called for the purpose of considering any such contract or act, provided a quorum is present. The contract or act shall be valid and binding upon the corporation and upon all the shareholders thereof, if approved and ratified by the affirmative vote of a majority of the shareholders at such meeting.

(d) In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered to issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the Board of Directors without vote or consent of the shareholders and the judgment of the Board of Directors as to the value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

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Section 2.15 Compensation. The directors shall be allowed and paid all necessary expenses incurred in attending any meetings of the Board.

Section 2.16 Board Officers.

(a) At its annual meeting, the Board of Directors shall elect, from among its members, a chairman to preside at the meetings of the Board of Directors. The Board of Directors may also elect such other board officers and for such term as it may, from time to time, determine advisable.

(b) Any vacancy in any board office because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

Section 2.17 Order of Business. The order of business at any meeting of the Board of Directors shall be as follows:

(1) Determination of members present and existence of quorum;

(2) Reading and approval of the minutes of any previous meeting or meetings;

(3) Reports of officers and committeemen;

(4) Election of officers;

(5) Unfinished business;

(6) New business;

(7) Adjournment.

ARTICLE III

OFFICERS

Section 3.01 Election. The Board of Directors, at its first meeting following the annual meeting of shareholders, shall elect a president, a secretary and a treasurer to hold office for one (1) year next coming and until their successors are elected and qualify. Any person may hold two or more offices. The Board of Directors may, from time to time, by resolution, appoint one or more vice presidents, assistant secretaries, assistant treasurers and transfer agents of the corporation as it

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may deem advisable; prescribe their duties; and fix their compensation.

Section 3.02 Removal; Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed by it whenever, in its judgment, the best interest of the corporation would be served thereby. Any officer may resign at any time upon written notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the resigning officer is a party.

Section 3.03 Vacancies. Any vacancy in any office because of death, resignation, removal, or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

Section 3.04 President. The president shall be the general manager and executive officer of the corporation, subject to the supervision and control of the Board of Directors, and shall direct the corporate affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the corporation. The president shall preside at all meetings of the shareholders and shall sign the certificates of stock issued by the corporation, and shall perform such other duties as shall be prescribed by the Board of Directors.

Unless otherwise ordered by the Board of Directors, the president shall have full power and authority on behalf of the corporation to attend and to act and to vote at any meetings of the shareholders of any corporation in which the corporation may hold stock and, at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors, by resolution from time to time, may confer like powers on any person or persons in place of the president to represent the corporation for these purposes.

Section 3.05 Vice President. The Board of Directors may elect one or more vice presidents who shall be vested with all the powers and perform all the duties of the president whenever the president is absent or unable to act, including the signing of the certificates of stock issued by the corporation, and the vice president shall perform such other duties as shall be prescribed by the Board of Directors.

Section 3.06 Secretary. The secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in books provided for that purpose. The secretary shall attend to the giving and service of all notices of the corporation, may sign with the president in the name of the corporation all contracts authorized by the Board of Directors or appropriate committee, shall have the custody of the corporate seal, shall affix the corporate seal to all certificates of stock duly issued by the corporation, shall have charge of stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or appropriate committee may direct, and shall, in general perform all duties incident to the office of the secretary. All corporate books kept by the secretary shall be open for examination by any director at any reasonable time.

Section 3.07 Assistant Secretary. The Board of Directors may appoint an assistant secretary who shall have such powers and perform such duties as may be prescribed for him by the secretary

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of the corporation or by the Board of Directors.

Section 3.08 Treasurer. The treasurer shall be the chief financial officer of the corporation, subject to the supervision and control of the Board of Directors, and shall have custody of all the funds and securities of the corporation. When necessary or proper, the treasurer shall endorse on behalf of the corporation for collection checks, notes and other obligations, and shall deposit all monies to the credit of the corporation in such bank or banks or other depository as the Board of Directors may designate, and shall sign all receipts and vouchers for payments made by the corporation. Unless otherwise specified by the Board of Directors, the treasurer shall sign with the president all bills of exchange and promissory notes of the corporation, shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities and such other property belonging to the corporation as the Board of Directors shall designate, and shall sign all papers required by law, by these By-laws or by the Board of Directors to be signed by the treasurer. The treasurer shall enter regularly in the books of the corporation, to be kept for that purpose, full and accurate accounts of all monies received and paid on account of the corporation and whenever required by the Board of Directors, the treasurer shall render a statement of any or all accounts. The treasurer shall at all reasonable times exhibit the books of account to any directors of the corporation and shall perform all acts incident to the position of treasurer subject to the control of the Board of Directors. The treasurer shall, if required by the Board of Directors, give a bond to the corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of the treasurer and for restoration to the corporation in the event of the treasurer's death, resignation, retirement, or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.

Section 3.09 Assistant Treasurer. The Board of Directors may appoint an assistant treasurer who shall have such powers and perform such duties as may be prescribed by the treasurer of the corporation or by the Board of Directors, and the Board of Directors may require the assistant treasurer to give a bond to the corporation in such sum and with such security as it may approve, for the faithful performance of the duties of assistant treasurer, and for the restoration to the corporation, in the event of the assistant treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.

ARTICLE IV

CAPITAL STOCK

Section 4.01 Issuance. Shares of capital stock of the corporation shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

Section 4.02 Certificates. Ownership in the corporation shall be evidenced by certificates for shares of stock in such form as shall be prescribed by the Board of Directors, shall be under the seal

of the corporation and shall be signed by the president or the vice president and also by the secretary or an assistant secretary. Each certificate shall contain the name of the record holder, the number, designation, if any, class or series of shares represented, a statement of summary of any applicable rights, preferences, privileges, or restrictions thereon, and a statement that the shares are assessable, if applicable. All certificates shall be consecutively numbered. The name and address of the shareholder, the number of shares, and the date of issue shall be entered on the stock transfer books of the corporation.

Section 4.03 Surrender: Lost or Destroyed Certificates. All certificates surrendered to the corporation, except those representing shares of treasury stock, shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any shareholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and an indemnity bond in an amount and upon such terms as the treasurer, or the Board of Directors, shall require. In no case shall the bond be in amount less than twice the current market value of the stock and it shall indemnify the corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

Section 4.04 Replacement Certificate. When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the corporation or it becomes desirable for any reason, including, without limitation, the merger or consolidation of the corporation with another corporation or the reorganization of the corporation, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board of Directors. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive dividends or exercise any other rights of shareholders until the holder has complied with the order provided that such order operates to suspend such rights only after notice and until compliance.

Section 4.05 Transfer of Shares. No transfer of stock shall be valid as against the corporation except on surrender and cancellation by the certificate therefor, accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer on the books of the corporation.

Section 4.06 Transfer Agent. The Board of Directors may appoint one or more transfer agents and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agent and such registrar of transfer.

Section 4.07 Stock Transfer Books. The stock transfer books shall be closed for a period

of ten (10) days prior to all meetings of the shareholders and shall be closed for the payment of dividends as provided in Article V hereof and during such periods as, from time to time, may be fixed by the Board of Directors, and, during such periods, no stock shall be transferable.

Section 4.08 Miscellaneous. The Board of Directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the corporation.

ARTICLE V

DIVIDENDS

Section 5.01 Dividends may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board of Directors at any regular or special meeting and may be paid in cash, property, shares of corporate stock, or any other medium. The Board of Directors may fix in advance a record date, as provided in Section 1.06 of these By-laws, prior to the dividend payment for the purpose of determining shareholders entitled to receive payment of any dividend. The Board of Directors may close the stock transfer books for such purpose for a period of not more than ten (10) days prior to the payment date of such dividend.

ARTICLE VI

OFFICES; RECORDS; REPORTS; SEAL AND FINANCIAL MATTERS

Section 6.01 Principal Office. The principal office of the corporation in the State of Nevada shall be the Law Offices of Max C. Tanner, 2950 East Flamingo Road, Suite G, Las Vegas, Nevada 89121, and the corporation may have an office in any other state or territory as the Board of Directors may designate.

Section 6.02 Records. The stock transfer books and a certified copy of the By-laws, Articles of Incorporation, any amendments thereto, and the minutes of the proceedings of the shareholders, the Board of Directors, and committees of the Board of Directors shall be kept at the principal office of the corporation for the inspection of all who have the right to see the same and for the transfer of stock. All other books of the corporation shall be kept at such places as may be prescribed by the Board of Directors.

Section 6.03 Financial Report on Request. Any shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock may make a written request for an income statement of the corporation for the three (3) month, six (6) month, or nine (9) month period of the current fiscal year ended more than thirty (30) days prior to the date of the request and a balance sheet of the corporation as of the end of such period. In addition, if no annual report for the last fiscal year has been sent to shareholders, such shareholder or shareholders may make a request

for a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year. The statement shall be delivered or mailed to the person making the request within thirty (30) days thereafter. A copy of the statements shall be kept on file in the principal office of the corporation for twelve (12) months, and such copies shall be exhibited at all reasonable times to any shareholder demanding an examination of them or a copy shall be mailed to each shareholder. Upon request by any shareholder, there shall be mailed to the shareholder a copy of the last annual, semiannual or quarterly income statement which it has prepared and a balance sheet as of the end of the period. The financial statements referred to in this Section 6.03 shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that such financial statements were prepared without audit from the books and records of the corporation.

Section 6.04 Right of Inspection.

(a) The accounting books and records and minutes of proceedings of the shareholders and the Board of Directors and committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours for a purpose reasonably related to such holder's interest as a shareholder or as the holder of such voting trust certificate. This right of inspection shall extend to the records of the subsidiaries, if any, of the corporation. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

(b) Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation and/or its subsidiary corporations. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

Section 6.05 Corporate Seal. The Board of Directors may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed or affixed or reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the corporation shall have the authority to affix the seal to any document requiring it.

Section 6.06 Fiscal Year. The fiscal year-end of the corporation shall be the calendar year or such other term as may be fixed by resolution of the Board of Directors.

Section 6.07 Reserves. The Board of Directors may create, by resolution, out of the earned surplus of the corporation such reserves as the directors may, from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends or to repair or maintain any property of the corporation, or for such other purpose as the Board of Directors may deem beneficial to the corporation, and the directors may modify or abolish any such reserves in the manner in which they were created.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Indemnification. The corporation shall, unless prohibited by Nevada Law, indemnify any person (an "Indemnitee") who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be so involved in any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any action, suit or proceeding brought by or in the right of the corporation to procure a judgment in its favor (collectively, a "Proceeding") by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, against all Expenses and Liabilities actually and reasonably incurred by him in connection with such Proceeding. The right to indemnification conferred in this Article shall be presumed to have been relied upon by the directors, officers, employees and agents of the corporation and shall be enforceable as a contract right and inure to the benefit of heirs, executors and administrators of such individuals.

Section 7.02 Indemnification Contracts. The Board of Directors is authorized on behalf of the corporation, to enter into, deliver and perform agreements or other arrangements to provide any Indemnitee with specific rights of indemnification in addition to the rights provided hereunder to the fullest extent permitted by Nevada Law. Such agreements or arrangements may provide (i) that the Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, must be paid by the corporation as they are incurred and in advance of the final disposition of any such action, suit or proceeding provided that, if required by Nevada Law at the time of such advance, the officer or director provides an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such individual is not entitled to be indemnified against such expenses, (iii) that the Indemnitee shall be presumed to be entitled to indemnification under this Article or such agreement or arrangement and the corporation shall have the burden of proof to overcome that presumption, (iii) for procedures to be followed by the corporation and the Indemnitee in making any determination of entitlement to indemnification or for appeals therefrom and (iv) for insurance or such other Financial Arrangements described in Paragraph 7.02 of this Article, all as may be deemed appropriate by the Board of Directors at the time of execution of such agreement or arrangement.

Section 7.03 Insurance and Financial Arrangements. The corporation may, unless prohibited by Nevada Law, purchase and maintain insurance or make other financial arrangements ("Financial Arrangements") on behalf of any Indemnitee for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses. Such other Financial Arrangements may include (i) the creation of a trust fund, (ii) the establishment of a program of self-insurance, (iii) the securing of the corporation's obligation of indemnification by granting a security interest or other lien on any assets of the corporation, or (iv)

the establishment of a letter of credit, guaranty or surety.

Section 7.04 Definitions. For purposes of this Article:

Expenses. The word "Expenses" shall be broadly construed and, without limitation, means (i) all direct and indirect costs incurred, paid or accrued, (ii) all attorneys' fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, food and lodging expenses while traveling, duplicating costs, printing and binding costs, telephone charges, postage, delivery service, freight or other transportation fees and expenses, (iii) all other disbursements and out-of-pocket expenses, (iv) amounts paid in settlement, to the extent permitted by Nevada Law, and (v) reasonable compensation for time spent by the Indemnitee for which he is otherwise not compensated by the corporation or any third party, actually and reasonably incurred in connection with either the appearance at or investigation, defense, settlement or appeal of a Proceeding or establishing or enforcing a right to indemnification under any agreement or arrangement, this Article, the Nevada Law or otherwise; provided, however, that "Expenses" shall not include any judgments or fines or excise taxes or penalties imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or other excise taxes or penalties.

Liabilities. "Liabilities" means liabilities of any type whatsoever, including, but not limited to, judgments or fines, ERISA or other excise taxes and penalties, and amounts paid in settlement.

Nevada Law. "Nevada Law" means Chapter 78 of the Nevada Revised Statutes as amended and in effect from time to time or any successor or other statutes of Nevada having similar import and effect.

This Article. "This Article" means Paragraphs 7.01 through 7.04 of these By-Laws or any portion of them.

Power of Stockholders. Paragraphs 7.01 through 7.04, including this Paragraph, of these By-Laws may be amended by the stockholders only by vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied); provided, however, no amendment or repeal of this Article shall adversely affect any right of any Indemnitee existing at the time such amendment or repeal becomes effective.

Power of Directors. Paragraphs 7.01 through 7.04 and this Paragraph of these By-Laws may be amended or repealed by the Board of Directors only by vote of eighty percent (80%) of the total number of Directors and the holders of sixty-six and two-thirds percent (66 2/3) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied); provided, however, no amendment or repeal of this Article shall adversely affect any

right of any Indemnitee existing at the time such amendment or repeal becomes effective.

ARTICLE VIII

BY-LAWS

Section 8.01 Amendment. Amendments and changes of these By-Laws may be
made at any regular or special meeting of the Board of Directors by a vote of
not less than all of the entire Board, or may be made by a vote of, or a consent
in writing signed by the holders of a majority of the issued and outstanding
capital stock.

Section 8.02 Additional By-Laws. Additional by-laws not inconsistent
herewith may be adopted by the Board of Directors at any meeting of the Board of
Directors at which a quorum is present by an affirmative vote of a majority of
the directors present or by the unanimous consent of the Board of Directors in
accordance with Section 2.11 of these By-laws.

CERTIFICATION

I, the undersigned, being the duly elected secretary of the
Corporation, do hereby certify that the foregoing By-laws were adopted by the
Board of Directors on the 27th day of January, 1997.

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                              ---------------------------------------
                              Max C. Tanner, Secretary
```

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</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-3.2.2
<SEQUENCE>5
<DESCRIPTION>EXHIBIT 3.2.2
<TEXT>
```

<PAGE>   1

EXHIBIT 3.2.2

GENERAL BY-LAW

TABLE OF CONTENTS

General By-Law

BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of

JAWS TECHNOLOGIES INC.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of

JAWS TECHNOLOGIES INC.

(hereinafter called the "Corporation") as follows:

DIVISION ONE

<PAGE>   2

INTERPRETATION

1.01 In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) Act means the Business Corporations Act of Alberta, as from time to time amended and every statute that may be substituted therefor and, in the case of each substitution, any references in the by-laws of the Corporation to the provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(b) "Appoint" includes "elect" and vice versa;

(c) "Articles" means the Articles of Incorporation or the Articles of Continuance of the Corporation, as the case may be, as from time to time amended, supplemented or restated;

(d) "Board" means the board of directors of the Corporation;

(e) "By-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(f) "Meeting of Shareholders" includes an annual or other general meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders;

(g) "Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

(h) "Signing Officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the corporation by virtue of Section 3.01 of this by-law or by a resolution passed pursuant thereto.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or Regulations shall have the meanings given to such terms in the Act or Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, corporation, company, syndicate, trustee, executor, administrator, legal representative, and any number or aggregate of persons.

DIVISION TWO

BORROWING, BANKING AND SECURITIES

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2.01 BORROWING POWER: Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, re-issue, sell or pledge bonds, debentures, note or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, moveable or immoveable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, note or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

2.02 DELEGATION: The board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by the preceding section of this by-law or by the Act to such extent and in such manner as the board may determine at the time of such delegation.

2.03 BANKING ARRANGEMENTS: The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

DIVISION THREE

EXECUTION OF INSTRUMENTS

3.01 Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by such officer or officers or person or persons, whether or not officers of the Corporation and in such manner as the board of directors may from time to time designate by resolution, in addition, the board or the said person or persons may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. All documents so signed shall be binding upon the Corporation without further authorization or formality.

<PAGE>   4

3.02 CHEQUES, DRAFTS AND NOTES: All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or officers or person or persons, whether or not officers of the Corporation, and in such manner as the board of directors may from time to time designate by resolution.

DIVISION FOUR

DIRECTORS

4.01 NUMBER: The board of directors shall consist of the number fixed by the articles.

4.02 ELECTION AND TERM: The election of directors shall take place at each annual meeting of shareholders and all the directors then in office, unless elected for a longer period of time, shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles provide for cumulative voting each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and every shareholder entitled to vote at an election of directors has the right to cast votes for the directors to be elected equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may cast all such votes in favour of one candidate or distribute them among the candidates in such manner as he sees fit. If he has voted for more than one candidate without specifying the distribution among such candidates he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03 REMOVAL OF DIRECTORS: Subject to the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. Provided, however, that if the articles provide for cumulative voting no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

<PAGE>   5

4.04 QUALIFICATION: No person shall be qualified for election as a director if he is less than Eighteen (18) years of age; if he is of unsound mind and has been so found by a Court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

4.05 CONSENT: No election or appointment of a person as director shall be effective unless: (a) he is present at the meeting when he was elected or appointed and did not refuse to act as director; or

(b) he consents in writing to act as a director before his election or appointment or within ten (10) days thereafter; or (c) he acts as a director pursuant to the election or appointment.

4.06 VACATION OF OFFICE: A director ceases to hold office when he dies; when he is removed from office by the shareholders or by creditors or employees who elected him, as the case may be; when he ceases to be qualified for election as a director; or when his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.07 COMMITTEE OF DIRECTORS: The directors may appoint from among their number one or more committees of directors, however designated, and subject to the Act may delegate to any such committee any of the powers of the directors. The composition of such committee shall be in compliance with the residency requirements, if any, specified under the Act.

4.08 REMUNERATION AND EXPENSES: The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof or in performance of their duties as directors. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.09 CASUAL VACANCIES AND ADDITIONAL DIRECTORS: The directors shall have power from time to time and at any time, to appoint any other person as a director, either to fill a casual vacancy or as an addition to the board, but so that the total number of directors shall not at any time exceed the maximum number fixed by these presents or by a general meeting.

<PAGE> 6

4.10 SUBSTITUTE DIRECTORS: A director being absent either temporarily or permanently from the Province of Alberta may appoint and authorize for a period not exceeding one (1) year from the date of such appointment, any person to attend and vote as fully and effectively as if such director were personally present at any meeting of the directors of the company, and to accept any such notice of such meeting. A person so appointed shall be known as and referred to as a "substitute director". For the purpose of computing a quorum of the board for any meeting a substitute director attending thereat shall be deemed to be a director. The appointment of a substitute director shall be executed by the director making the appointment. Such appointment may be revoked at any time upon notice to the company. All the foregoing shall, however, be subject to the consent of the other directors of the company or a majority thereof.

DIVISION FIVE

MEETING OF DIRECTORS

5.01 PLACE OF MEETING: Meetings of the board of directors and of committees of directors (if any) may be held within or outside Alberta.

5.02 NOTICE OF MEETING: Notice of the time and place of each meeting of the board shall be given in the manner provided in Section 13.01 to each director not less than forty-eight (48) hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of the auditor;
(c) issue securities;
(d) declare dividends;
(e) purchase, redeem or otherwise acquire shares issued by the Corporation;
(f) pay a commission for the sale of shares;
(g) approve a management proxy circular;
(h) approve a take-over bid circular or director's circular;
(i) approve any annual financial statements; or
(j) adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner waive notice of a meeting and attendance of a director at a meeting of directors shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board of directors to be held immediately following an election of directors, or for a meeting of the board of directors at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided that a quorum of the directors is present.

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5.03 ADJOURNED MEETING: Notice of an adjourned meeting of the board is not

required if a quorum was present at the original meeting and if the time and place of the adjourned meeting is announced at the original meeting. Where a meeting is adjourned because a quorum is not present, notice of the time and place of the adjourned meeting shall be given, and the adjourned meeting may proceed with business even though a quorum is not present.

5.04 REGULAR MEETINGS: The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.05 CHAIRMAN: The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.06 QUORUM: The quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may determine.

5.07 REPRESENTATION AT MEETINGS: The board shall not transact business at a meeting, other than filling a vacancy in the board, unless the residency requirements, if any, specified in the Act are complied with except where:

(a) a director possessing the necessary residency requirements who is unable to be present approves in writing or by telephone or other telecommunication facilities the business transacted at the meeting; and

(b) at least half of the members present would have satisfied the residency requirements had that director been present at the meeting.

5.08 VOTING: Questions arising at any meeting of the board of directors shall be decided by a majority of votes. In case of an equality of votes the chairman of the meeting, in addition to his original vote, shall have a second or casting vote.

<PAGE> 8

5.09 MEETING BY TELEPHONE: If all the directors of the Corporation consent, a director may participate in a meeting of the board or a committee of the board by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before, during or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

5.10 RESOLUTION IN LIEU OF MEETING: Notwithstanding any of the foregoing provisions of this bylaw, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors or a committee of directors, if any, is as valid as if it had been passed at a meeting of the directors or the committee of directors, if any.

DIVISION SIX

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 CONFLICT OF INTEREST: A director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, and it is fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction and absents himself from the director's meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.

6.02 LIMITATION OF LIABILITY: Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to

any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

6.03 INDEMNITY: Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs, executors, administrators and other legal representatives, from and against,

(a) any liability and all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office; and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Corporation, except where such liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing in this Section shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this Section.

6.04 INSURANCE: Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section against any liability incurred by him in his capacity as a director or officer of the Corporation or of any body corporate where he acts or acted in that capacity at the Corporation's request.

DIVISION SEVEN

OFFICERS

7.01 ELECTION OR APPOINTMENT: The board from time to time shall elect or appoint a president and a secretary, and may elect or appoint one or more vice-presidents (to which title may be added words indicating seniority or function), a general manager, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so elected or appointed. The board from time to time may also elect or appoint a chairman of the board, who must be a director, but

otherwise the officers of the Corporation need not be directors of the Corporation. Two or more offices may be held by the same person.

7.02 CHAIRMAN OF THE BOARD: The chairman of the board shall, when present, preside at all meetings of the board of directors, committees of directors and, in the absence of the president, at all meetings of shareholders. In addition the board may assign to him any of the powers and duties that may by the provisions of this by-law be assigned to the managing director or to the president; and he shall have such other powers and duties as the board may specify.

7.03 MANAGING DIRECTOR: The Managing Director, if any, shall exercise such powers and have such authority as may be delegated to him by the board of directors in accordance with the provisions of the Act and, in particular, the board may delegate to him such of the powers and duties as may be assigned by this by-law to a general manager or manager.

7.04 PRESIDENT: The president shall be the chief executive officer of the Corporation and, subject to the authority of the board and the managing director, if any, shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of directors or of a committee of directors.

7.05 VICE-PRESIDENT: During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there are more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of directors or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06 SECRETARY: The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and member of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board of the chief executive officer may specify.

7.07 TREASURER: The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursements of the funds of the Corporation; he shall render to the board

<PAGE> 11

whenever required an account of all his transactions and he shall have such other powers and duties as the board of the chief executive officer may specify.

7.08 GENERAL MANAGER OR MANAGER: If elected or appointed, the general manager shall have, subject to the authority of the board, the manager director, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board of directors and/or by the shareholders) and to employ and discharge agents and employees of the Corporation or may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board of directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board of directors.

7.09 POWERS AND DUTIES OF OTHER OFFICERS: The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

7.10 VARIATION OF POWERS AND DUTIES: The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11 VACANCIES: If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the directors by resolution shall, in the case of the president or the secretary, and may, in the case of any other office, appoint a person to fill such vacancy.

7.12 REMUNERATION AND REMOVAL: The remuneration of all officers appointed by the board of directors shall be determined from time to time by resolution of the board of directors. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board of directors at any time, with or without cause.

7.13 AGENTS AND ATTORNEYS: The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

DIVISION EIGHT

SHAREHOLDERS' MEETINGS

8.01 ANNUAL MEETINGS: The annual meeting of shareholders shall be held at such time and on such day in each year as the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting. Notwithstanding the foregoing an annual meeting shall be held not later than eighteen (18) months after the date of the Corporation's incorporation and subsequently not later than fifteen (15) months after the last preceding annual meeting, unless otherwise ordered by the Court.

8.02 SPECIAL MEETINGS: The board, the chairman of the board, the managing director or the president shall have the power to call a special meeting of shareholders at any time and shall call such a meeting as soon as may be done, when requested to do so by a shareholder or shareholders holding at least five (5%) percent of the shares carrying the right to vote at the meeting sought to be held. Such special meeting shall be called and held for the purposes stated in such requisition.

8.03 PLACE OF MEETINGS: Meetings of shareholders shall be held at any place within Alberta as the directors may by resolution determine or, if all the shareholders entitled to vote at the meeting so agree, outside Alberta.

8.04 RECORD DATE FOR NOTICE: The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 NOTICE: A printed, written or typewritten notice stating the day, hour and place of each meeting of shareholders shall be given in the manner provided in Section 13.01 not less than twenty-one (21) nor more than fifty (50) days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholders to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting.

8.06 RIGHT TO VOTE: At any meeting of shareholders, every person shall be entitled to vote who, on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, or if no notice is sent, on the date of the meeting, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting except:

(a) that where such person transfers his shares after the record date is set, or if no record date is set, after the close of business on the date preceding the date notice of the meeting is sent to shareholders; and

(b) the transferee, at least ten (10) days prior to the meeting, produces properly endorsed share certificates to the secretary or transfer agent of the Corporation or otherwise establishes his ownership of the share in which case the transferee may vote those shares. If notice is not sent, the transferee may establish his ownership to the shares in the manner aforesaid at any time prior to the holding of the meeting.

8.07 WAIVER OF NOTICE: A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.08 CHAIRMAN, SECRETARY AND SCRUTINEERS: The president or, in his absence, the chairman of the board, if such an officer has been elected or appointed and is present, otherwise a vice-president who is a shareholder of the Corporation shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.09 PERSONS ENTITLED TO BE PRESENT: The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under the provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.10 QUORUM: A quorum for the transaction of business at any meeting of shareholders shall be: (a) where the Corporation has only one (1) shareholder, or one (1) shareholder holds a majority of the shares entitled to vote at the meeting, that shareholder, in person or represented by proxy;

(b) in all other cases two (2) shareholders personally present and owning or representing by proxy twenty-five (25%) percent of the shares entitled to vote at the meeting;

If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting

<PAGE> 14

notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.11 PARTICIPATION IN MEETING BY TELEPHONE: A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other telecommunication facilities that permit all persons participating in the meeting to hear each other if all the shareholders entitled to vote at the meeting consent and a person participating in such a meeting by those means is deemed to be present at the meeting.

8.12 PROXYHOLDERS AND REPRESENTATIVES: Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder who is a body corporate or association, by an individual authorized by a resolution of the board of directors or governing body of the body corporate or association to represent it at the meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing and is valid only at the meeting in respect to which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

Subject to the regulations, a proxy may be in the following form:

The undersigned shareholder of_____-hereby
appoints_____of _____, or failing
him _____-as the nominee of the undersigned to
attend and act for the undersigned and on behalf of the undersigned at the
_____ meeting of the shareholders of the said
Corporation to be held on the_____day of_____, 19
_____-, and at any adjournment or adjournments thereof.

DATED this_____day of_____, 19_____ _.

_____
SIGNATURE OF SHAREHOLDER

8.13 TIME FOR DEPOSIT OF PROXIES: The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof

<PAGE> 15

specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.14 JOINT SHAREHOLDERS: If two or more persons hold a share jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote that share; but if two or more of those persons are present in person or represented and vote, they shall vote as one the share jointly held by them.

8.15 VOTES TO GOVERN: At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a second or casting vote.

8.16 SHOW OF HANDS: Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one (1) vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.17 BALLOTS: On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote by show of hands. If a ballot is demanded on the election of a chairman or on the question of adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such a manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect to the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question.

<PAGE>   16

8.18 ADJOURNMENT: The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders at which a quorum is present is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for the original meeting. Notice of the time and place of an adjourned meeting shall be given when a quorum was not present at the original meeting. Such adjourned meeting may proceed with business even though a quorum is not present.

8.19 RESOLUTION IN LIEU OF A MEETING: Notwithstanding any of the foregoing provisions of this by-law a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

8.20 ONLY ONE SHAREHOLDER: Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented consitutes a meeting of the Company or of that class of shareholders, as the case may be.

DIVISION NINE

SHARES

9.01 ALLOTMENT AND ISSUANCE: The shares of the Corporation shall be under the control of the board and, subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

9.02 COMMISSIONS: The board may from time to time cause the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

9.03 NON-RECOGNITION OF TRUSTS: Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.04 CERTIFICATES: Share certificates and the form of stock transfer power on the reverse side thereof shall (subject to Section 45 of the Act) be in such form as the board of directors may by resolution approve and such certificates shall be signed manually by the chairman of the board, or the president, or the vice-president, or the secretary, or by on behalf of a registrar, transfer agent or branch transfer agent of the

Corporation, if any. The corporate seal, if any, need not be impressed upon a share certificate issued by the Corporation.

9.05 REPLACEMENT OF SHARE CERTIFICATES: The board or any other officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss of title as the board may from time to time prescribe, whether generally or in any particular case.

9.06 JOINT HOLDERS: If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.


DIVISION TEN

TRANSFER OF SECURITIES


10.01 REGISTRATION OF TRANSFER: Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board and upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Section 10.05.

10.02 TRANSFER AGENTS AND REGISTRARS: The board may from time to time by resolution appoint or remove one or more transfer agents registered under the Trust Companies Act to maintain a central securities register or registers and one or more branch transfer agents to maintain branch securities register or registers. A transfer agent or branch transfer agent so appointed may be designated as such or may be designated as a registrar, according to his functions of both registrar and transfer or branch transfer agent. The board may provide for the registration of transfers of securities by and in the offices of such transfer agent, or branch transfer agents or registrars. In the event of any such appointment in respect of any of the shares of the Corporation, all share certificates issued by the Corporation in respect to those shares shall be countersigned by or on behalf of one of the said transfer agents, branch transfer agents or registrars, if any, as the case may be.

10.03 SECURITIES REGISTERS: A central securities register of the Corporation shall be kept at the designated records office of the Corporation, if any, otherwise the registered office of the Corporation, or at an office or offices of a company or companies registered under the Trust Companies Act as may from time to time be designated by resolution of the board of directors to act as the Corporation's transfer agent or agents. Branch securities register or registers may be kept either in or outside Alberta at such office or offices of the Corporation as the directors may determine, or at the office or offices of such other person or persons or companies as may from time to time be designated by resolution of the directors to act as the Corporation's branch transfer agent or agents. A branch securities register shall contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 DECEASED SHAREHOLDERS: In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

10.05 LIEN FOR INDEBTEDNESS: If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the

Corporation for any unpaid amount owing on a share issued by the Corporation on the date the Corporation was continued under the Act, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

DIVISION ELEVEN

DIVIDENDS AND RIGHTS

11.01 DIVIDENDS: Subject to the Act, the Board may from time to time declare a dividend, In such amounts, and at such times, as the Board may In their discretion determine proper, and In accordance with the Business Corporations Act of Alberta, In favour of any class of shares, to the exclusion of any other class of shares, and dividends so declared to any class of shares shall, by Itself, not entitle any other class of shares to any such dividend unless the Board shall expressly declare such dividend In favour of such other share classes, or any of them.

11.02 DIVIDEND CHEQUES: A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it

<PAGE> 19

has been declared, and mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities register or registers unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to one of them at his recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 NON-RECEIPT OF CHEQUES: In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 UNCLAIMED DIVIDENDS: Any dividend unclaimed after a period of six (6) years from the date of which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

DIVISION TWELVE

INFORMATION AVAILABLE TO SHAREHOLDERS

12.02 Except as provided by the Act, no shareholder shall be entitled to obtain information respecting any details or conduct of the Corporation's business which would not, in the opinion of the board, be in the interests of the Corporation to communicate to the public.

12.02 The board may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

DIVISION THIRTEEN

NOTICES

13.01 METHOD OF GIVING NOTICES: Any notice or other document required by the Act, the Regulations, the articles or the by-laws to be sent to any shareholder or director or to the auditor shall be delivered personally or sent by prepaid mail or by telegram or cable or telex to any such shareholder at his latest address as shown in the records of the Corporation or its transfer agent and to any such director at his latest address as shown on the records of the Corporation or in the last notice filed under Section 101 or 108 of the Act, and to the auditor at his business address. A notice shall be deemed to be given when it is delivered personally to any such person or to his address as

<PAGE> 20

aforesaid; a notice mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable. The signature to any notice to be given by the Corporation may be lithographed, written, printed or otherwise mechanically reproduced.

13.02 NOTICE OF JOINT SHAREHOLDERS: If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW: Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 NON-RECEIPT OF NOTICES: If a notice or document is sent to a shareholder by prepaid mail in accordance with Section 13.01 and the notice or document is returned on three (3) consecutive occasions, it shall not be necessary to send any further notice or document to the shareholder until he informs the Corporation in writing of his new address; provided, always, that the return of a notice of a shareholder's meeting mailed to a shareholder in accordance with Section 13.01 of this by-law shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding the return of the notice.

13.05 OMISSIONS AND ERRORS: The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 SIGNATURE ON NOTICES: Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

<PAGE> 21

13.07 WAIVER OF NOTICE: Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor, or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the Regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before, during or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, a committee of the board, which may be given in any manner.

DIVISION FOURTEEN

MISCELLANEOUS

14.01 SHAREHOLDERS' APPROVAL TO AMEND BY-LAW #1: When these by-laws have been approved by the shareholders, the board shall not, without prior approval of the shareholders entitled to vote at an annual meeting of the Corporation, given by ordinary resolution at any general meeting, amend or repeal any provision of this by-law.

14.02 INTERPRETATION: In case of any conflict between this by-law and a unanimous shareholders agreement, whether such unanimous shareholders agreement exists at the coming into force of these by-laws or not, such unanimous shareholders agreement shall prevail.

14.03 EFFECTIVE DATE: This by-law shall come in the force on the date the Corporation is incorporated under the Act, or the date on which this by-law is enacted.

ENACTED this_____ day of_____,19_____.
(WITNESS the corporate seal of the Corporation.)

President/Director   Secretary/Director

_____   _____

                    Corporate

1

BY-LAW NUMBER 2 OF
JAWS TECHNOLOGIES INC.
(hereinafter referred to as the "Corporation")

A by-law respecting the borrowing of money, the issuing of securities and the securing of liabilities by the Corporation.

BE IT ENACTED as a by-law of the Corporation as follows:

1. The Board of Directors may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)   borrow money upon the credit of the Corporation in such amount and upon such terms as they think proper;

(b)   issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)   to the extent permitted by the Business Corporations Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)   mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

2. The Board may, by resolution, from time to time delegate to a committee of the Board, one or more of the Directors and/or one or more of the Officers of the Corporation or any other person or persons as may be designated by the Board all or any of the powers conferred on the Board by paragraph 1 hereof to such extent and in such manner as the Board may determine at the time of such delegation.

3. The powers hereby conferred are in supplement of and not in substitution of any powers possessed by the Directors or Officers of the Corporation independently of this By-Law No. 2.

MADE by the Board of Directors as at the 4~20~day of October A.D., 1997.

Corporate
seal

_____
Robert Kubbernus- President

_____
Wesley C. Fairbairn- Secretary

EXHIBIT 3.1.1

ARTICLES OF INCORPORATION

OF

E-BIZ SOLUTIONS, INC.

KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a Corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:

ARTICLE I - NAME: The exact name of this Corporation is:

E-biz solutions, inc.

ARTICLE II - RESIDENT AGENT:

The Resident Agent of the Corporation is Max C. Tanner, Esq., The Law Offices of Max C. Tanner, 2950 East Flamingo Road, Suite G, Las Vegas, Nevada 89121.

ARTICLE III - DURATION: The Corporation shall have perpetual existence.

ARTICLE IV - PURPOSES: The purpose, object and nature of the business for which this Corporation is organized are:

(a) To engage in any lawful activity;

(b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE V - POWERS: The powers of the Corporation shall be those powers granted by 78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the Corporation shall have the following specific powers:

(a) To elect or appoint officers and agents of the Corporation and to fix their compensation;

(b) To act as an agent for any individual, association, partnership, corporation or other legal entity;

(c) To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, or governments;

<PAGE>   2

(d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus;

(e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes, and in time of war, to make donations in aid of war activities.

ARTICLE VI - CAPITAL STOCK:

Section 1. Authorized Shares. The total number of shares which this Corporation is authorized to issue is 25,000,000 shares of Capital Stock at $.001 par value per share as set forth in subsections (a) and (b) of this Section 1 of Article VI.

(a) The total number of shares of Common Stock which this Corporation is authorized to issue is 20,000,000 shares at $.001 par value per share.

(b) The total number of shares of Preferred Stock which this Corporation is authorized to issue is 5,000,000 shares at $.001 par value per share, which Preferred Stock may contain special preferences as determined by the Board of Directors of the Corporation, including, but not limited to, the bearing of interest and convertibility into shares of Common Stock of the Corporation.

Section 2. Voting Rights of Shareholders. Each holder of the Common

Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Section 4. Pre-emptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing

<PAGE>   3

such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

ARTICLE VII - ASSESSMENT OF STOCK: The capital stock of this Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the Corporation and shall not be liable for assessments to restore impairments in the capital of the Corporation.

ARTICLE VIII - DIRECTORS: For the management of the business, and for the conduct of the affairs of the Corporation, and for the future definition, limitation, and regulation of the powers of the Corporation and its directors and shareholders, it is further provided:

Section 1. Size of Board. The members of the governing board of the Corporation shall be styled directors. The number of directors of the Corporation, their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties shall be such as are prescribed by statute and in the by-laws of the Corporation. The name and post office address of the directors constituting the first board of directors, which shall be One (1) in number are:

NAME   ADDRESS

Max C. Tanner   2950 East Flamingo Road
                              Suite G
                              Las Vegas, NV 89121

Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a)   To make, alter, amend, and repeal the By-Laws subject to the power of the shareholders to alter or repeal the By-Laws made by the Board of Directors.

(b)   Subject to the applicable provisions of the By Laws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to shareholder inspection. No shareholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until

<PAGE>   4

authorized to do so by resolution of the Board of Directors or of the Shareholders of the Corporation;

(c) To issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the board of directors without vote or consent of the shareholders and the judgment of the board of directors as to value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

(d) To authorize and issue, without shareholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(e) To determine whether any and, if so, what part, of the earned surplus of the Corporation shall be paid in dividends to the shareholders, and to direct and determine other use and disposition of any such earned surplus;

(f) To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(g) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participation.

(h) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the By-Laws, shall have and may exercise the powers of the Board;

(i) To provide for the reasonable compensation of its own members by By-Law, and to fix the terms and conditions upon which such compensation will be paid;

(j) In addition to the powers and authority herein before, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the By-Laws of the Corporation.

Section 3. Interested Directors. No contract or transaction between this Corporation

<PAGE> 5

and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of N.R.S. 78.140 are met.

ARTICLE IX - LIMITATION OF LIABILITY OF OFFICERS OR DIRECTORS: The personal liability of a director or officer of the corporation to the corporation or the Shareholders for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

ARTICLE X - INDEMNIFICATION: Each director and each officer of the corporation may be indemnified by the corporation as follows:

(a) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the

corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suite or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint

<PAGE> 6

venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

(d) Any indemnification under subsections (a) and (b) unless ordered by a court or advanced pursuant to subsection (e), must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i) By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(e) Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified

by the corporation. The provisions of this

subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(f)   The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (i)   Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (ii)   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI - PLACE OF MEETING; CORPORATE BOOKS: Subject to the laws of the State of Nevada, the shareholders and the Directors shall have power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the By-Laws or by appropriate resolution.

ARTICLE XII - AMENDMENT OF ARTICLES: The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and shareholders are granted subject to this reservation.

ARTICLE XIII - INCORPORATOR: The name and address of the sole incorporator signing these Articles of Incorporation is as follows:

NAME	POST OFFICE ADDRESS
Max C. Tanner	2950 East Flamingo Road, Suite G Las Vegas, Nevada 89121

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 27th day of January, 1997.

Max C. Tanner

STATE OF NEVADA   )

COUNTY OF CLARK   )

On January 27, 1997, personally appeared before me, a Notary Public, Max C. Tanner, who acknowledged to me that he executed the foregoing Articles of Incorporation for E-biz solutions, inc., a Nevada corporation.

Notary Public

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-3.1.2
<SEQUENCE>3
<DESCRIPTION>EXHIBIT 3.1.2
<TEXT>

EXHIBIT 3.1.2

CORPORATE ACCESS NUMBER
20751981

ALBERTA
GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

JAWS TECHNOLOGIES INC.
WAS INCORPORATED IN ALBERTA

ON SEPTEMBER 18, 1997.

[GOVERNMENT OF ALBERTA SEAL]

```
-----------------------------------
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Registrar of Corporations

BUSINESS CORPORATIONS ACT
(Section 6)

FORM 1

ALBERTA
Consumer and
Corporate Affairs

ARTICLES OF INCORPORATION

1.   Name of Corporation:
     JAWS TECHNOLOGIES INC.

2.   THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS
     AUTHORIZED TO ISSUE:
     SEE ATTACHED SCHEDULE "A".

3.   RESTRICTIONS ON SHARE TRANSFERS (IF ANY):
     NO SHARES OF THE CORPORATION SHALL BE TRANSFERRED WITHOUT THE
     APPROVAL OF THE BOARD OF DIRECTORS BY RESOLUTION PASSED AT A DULY
     CONSTITUTED MEETING OF THE BOARD.

4.   NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE
     CORPORATION MAY HAVE:
     MINIMUM OF ONE (1) AND A MAXIMUM OF TEN (10)

5.   IF THE CORPORATION IS RESTRICTED FROM CARRYING ON A CERTAIN
     BUSINESS, OR RESTRICTED TO CARRYING ON A CERTAIN BUSINESS, SPECIFY
     THE RESTRICTION(S):
     None

6.   OTHER RULES OR PROVISIONS (IF ANY):
     As per Schedule "B"

7.   DATE: SEPTEMBER 17, 1997

INCORPORATORS NAMES: K.E. STAROZIK (SOLICITOR)

ADDRESS: #400, 1010-8 AVE SW, CALGARY, ALBERTA
SIGNATURE: _____

SCHEDULE "A"

The Class "A", "B" and "C" common shares shall have the following rights, privileges and conditions attached to them:

(a) the right to receive notice, attend and to vote at any meeting of shareholders of the Corporation;

(b) to receive any dividend declared by the Corporation;

(c) to receive the remaining property of the Corporation on dissolution.

The Class "D" and "E" shall have the following rights, privileges, restrictions and conditions attached to them:

(a) the right to receive any dividend declared by the Corporation;

(b) the right to share pro-rata with the holders of Class "A", Class "B" and Class "C" common shares the remaining property of the Corporation on dissolution.

The holder of Class "D" and "E" common shares shall not have the right to receive notice, attend or to vote at any meeting of shareholders of the Corporation.

The directors may declare such dividends as there may be determined from time to time to any or all classes of common shares, and if they so determine to the exclusion of any other class.

The Class "F", "G" and "H" preferred shares shall have the following rights, privileges, restrictions and conditions attached to them:

(a) the holders of Class "F" preferred shares shall have the right to receive notice, vote and attend at any meeting of the shareholders of the Corporation;

(b) the Corporation, at the opinion of the Board of Directors, may redeem or repurchase at any time any part of the then outstanding Class "F" preferred shares on payment for each share to be redeemed or purchased for an amount equal to the redemption value, being $1,000.00 per share plus declared but unpaid dividends (hereinafter referred to as "the Redemption Value");

(c) the holder of Class "F" preferred shares, upon ten (10) days notice, may request that some or all of his shares be redeemed in which case the Corporation shall pay the holder the Redemption Value thereof at the time he presents to the registered office of the Corporation the share certificate or certificates that he seeks to redeem;

(d) the holders of Class "F" preferred shares shall not be entitled to any preferential dividend except in the event that the Corporation is in default of redemption and to that extent and from the date thereof, there shall attach a fixed preferential cumulative cash dividend at the rate of ten (10%) percent of the Redemption Value;

(e) no dividend shall be paid on shares other than the Class "F" preferred shares so as to reduce the value of the Class "F" preferred shares below their Redemption Value;

(f) the Class "F" preferred shares shall not be redeemed or purchased by the Corporation for cancellation for an amount in excess of the Redemption Value or for an amount less than the lesser of the Redemption Value and the realizable value of the net assets of the Corporation;

(g) in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of Class "F" preferred shares shall be entitled to receive from the assets and property of the Corporation, in priority to any distribution to the holders of the common shares, a sum equivalent to the full Redemption Value in respect of each Class "F" preferred share held by them, before any amount shall be paid or property or assets of the Corporation distributed. The holders of

Class "F" preferred shares shall not be entitled to share in any further distribution of the assets or the property of the Corporation;

(h) the stated capital of the Class "F" preferred share or shares shall be determined by the Directors at the time of allotment;

(i) the rights attaching to the Class "F" preferred shares shall only be amended upon the passing of a Special Resolution as defined by the Alberta Business Corporations Act.

Class "G" Preferred Shares

(a) the holders of Class "B" preferred shares shall have the right to receive notice, vote and attend at any meeting of the shareholders of the Corporation;

(b) the Corporation, at the option of the Board of Directors, may redeem or repurchase at any time any part of the them outstanding Class "G" preferred shares on payment for each share to be redeemed or purchased for an amount equal to the redemption value, being $1,000.00 per share plus declared but unpaid dividends (hereinafter referred to as "the Redemption Value");

<PAGE> 5

(c) holder of Class "G" preferred shares, upon ten (10) days notice, may request that some or all of his shares be redeemed in which case the Corporation shall pay the holder the Redemption Value thereof at the time he presents to the registered office of the Corporation the share certificate or certificates that he seeks to redeem;

(d) the holders of Class "G" preferred shares shall not be entitled to any preferential dividend except in the event that the Corporation is in default or redemption and to that extent and form the date thereof, there shall attach a fixed preferential cumulative cash dividend at the rate of ten (10%) percent of the Redemption Value;

(e) no dividend shall be paid on shares other than the Class "G" preferred shares so as to reduce the value of the Class "G" preferred shares below their Redemption Value;

(f) the Class "G" preferred shares shall not be redeemed or purchased by the Corporation for cancellation for an amount in excess of the Redemption Value and the realizable value of the net assets of the Corporation;

(g) in the event of liquidation, dissolution or winding up of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class "G" preferred shares shall be entitled to receive from the assets and property of the Corporation, in priority to any distribution to the holders of the common shares, a sum equivalent to the full Redemption Value in respect of each Class "G" preferred share held by them, before any amount shall be paid or property or assets of the Corporation distributed. The holders of Class "B" preferred shares shall not be entitled to share in any further distribution of the assets or the property of the Corporation;

(h) the stated capital of the Class "G" preferred share or shares shall be determined by Directors at the time of allotment;

(i) the rights attaching to the Class "G" preferred shares shall only be amended upon the passing of a Special Resolution of the holders thereof, being a Special Resolution as defined by the Alberta Business Corporations Act;

(j) upon the death, liquidation, winding up or bankruptcy or a holder thereof other than a transfer on death or otherwise to a spouse or a trust in favour of only one spouse, the Class "G" preferred shares shall be converted into a similar number of Class "H" preferred shares and the Class "G" preferred shares shall thereafter be cancelled and returned to Treasury.

<PAGE> 6

Class "H" Preferred Shares

(a) the Class "H" preferred Shares shall not be entitled to receive a notice, vote or attend at any meeting of the shareholders of the

Corporation;

(b) the Corporation, at the option of the Board of Directors, may redeem or repurchase at any time any part of the then outstanding Class "H" preferred shares on payment for each share to be redeemed or purchased for an amount equal to the redemption value, being $1,000.00 per share plus declared but unpaid dividends (hereinafter referred to as "the Redemption Value");

(c) the holders of the Class "H" preferred shares shall be entitled to non-cumulative preferential dividend at a rate to be determined by the Board of Directors and in the event that the Corporation is in default of redemption and to that extent and from the date thereof ,shall attach a fixed preferential cumulative cash dividend at the rate of ten (10%) percent of the Redemption Value;

(d) no dividend shall be paid on shares other than the Class "H" preferred shares so as to reduce the value of the Class "H" preferred shares so as to reduce the value of the Class "H" preferred shares below their Redemption Value;

(e) the Class "H" preferred shares shall not be redeemed or purchased by the Corporation for cancellation for an amount in excess of the Redemption Value or for an amount less than the lesser of the Redemption Value and the realizable value of the net assets of the Corporation;

(f) in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class "H" preferred shares shall be entitled to receive from the assets and property of the Corporation, in priority to any distribution to the holders of the common shares, a sum equivalent to the full Redemption Value in respect of each Class "H" preferred share held by them, before any amount shall be paid or property or assets of the Corporation distributed. The holders of Class "H" preferred shares shall not be entitled to share in any further distribution of the assets or the property of the Corporation;

(g) the stated capital of the Class "H" preferred shares shall be determined by the Directors at the time of allotment;

(h) the rights attaching to the Class "H" preferred shares shall only be amended upon the passing of a Special Resolution of the holders thereof, being a Special Resolution as defined by the Alberta Business Corporations Act.

<PAGE> 7

SCHEDULE "B"

1. The number of shareholders of the Corporation is limited to not more than fifty (50) persons, exclusive of persons who are in its employment or persons who, having been formerly in the employment of the Corporation have continues to be shareholders; two (2) or more persons who are the joint registered owners of one (1) or more shares being counted as one (1) shareholder.

2. The directors and/or shareholders by unanimous resolution may hold meetings by telephone as and when required so long as such meetings are documented in writing within a reasonable time thereafter.

3. Any invitation to the public to subscribe for any securities of the Corporation is prohibited.

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-3.2.1
<SEQUENCE>4
<DESCRIPTION>EXHIBIT 3.2.1
<TEXT>

EXHIBIT 3.2.1

<PAGE> 1

BY-LAWS OF

E-BIZ SOLUTIONS INC.